UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)

Under the Securities Exchange Act of 1934

Simply Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

82901A105
(CUSIP Number)

Andrew DeFrancesco
Suite 5600, 100 King Street West, Toronto, ON, Canada, M5X 1C9, 1-646-508-1721
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOL Global Investments Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

1,824,194, which includes 400,000 shares of Common Stock issuable on conversion of the Convertible Note; and (ii) 400,000 shares of Common Stock issuable on exercise of the Warrant Shares (in each case as defined in Item 5 below).*

	8	SHARED VOTING POWER -
9

SOLE DISPOSITIVE POWER

1,824,194, which includes 400,000 shares of Common Stock issuable on conversion of the Convertible Note; and (ii) 400,000 shares of Common Stock issuable on exercise of the Warrant Shares.*

	10	SHARED DISPOSITIVE POWER -
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,824,194, which includes 400,000 shares of Common Stock issuable on conversion of the Convertible Note; and (ii) 400,000 shares of Common Stock issuable on exercise of the Warrant Shares.*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.696%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Shares of Common Stock is based on the conversion of the full principal amount of the Convertible Note. Shares of Common Stock is subject to change as a result of (i) any increase in the principal amount of the Convertible Note arising from capitalized interest; (ii) any conversion of interest due and owing under the Convertible Note; or (iii) the exercise of less than all Warrant Shares.

**Based on (i) 11,718,790 shares of Common Stock issued and outstanding as of June 15, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 15, 2021; (ii) 400,000 shares of Common Stock initially issuable upon conversion of the convertible note entered into between the Issuer and SOL Global Investments Corp. ("SOL") on July 6, 2021; (iii) 400,000 shares of Common Stock initially issuable upon conversion of the warrants granted by the Issuer to SOL on July 6, 2021; and (iv) 800,000 shares of Common Stock initially issuable upon conversion of the Convertible Note and exercise of the Warrant Shares.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SOL Verano Blocker 1 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 923,406
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 923,406
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 923,406
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.376%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Based on (i) 11,718,790 shares of Common Stock issued and outstanding as of June 15, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 15, 2021; (ii) 400,000 shares of Common Stock initially issuable upon conversion of the convertible note entered into between the Issuer and SOL on July 6, 2021; and (iii) 400,000 shares of Common Stock initially issuable upon conversion of the warrants granted by the Issuer to SOL on July 6, 2021.

Item 2. Identity and Background

Item 2 is amended and supplemented as follows:

This statement on Schedule 13D/A is being filed by SOL and SOL Verano Blocker 1 LLC, a Delaware Limited Liability Company. ("SVB1", and together with SOL, the "Reporting Persons"). SOL is in the business of investing in various businesses and SVB1 is a wholly-owned subsidiary of SOL. SOL's principal business and principal office address is Suite 5600, 100 King Street West, Toronto, ON, Canada, M5X 1C9.

SOL is the sole member of SVB1.

Andrew DeFrancesco is the Chairman and CEO of SOL and the sole Manager of SVB1. Mr. DeFrancesco is a citizen of Bahamas and resident in the Bahamas. Paul Kania is the Chief Financial Officer of SOL. Mr. Kania is a citizen of Canada and resident in Toronto, Ontario, Canada.

Olivier Centner is a Board Member of SOL. Mr. Centner is a citizen of Canada and resident in Toronto, Ontario, Canada.

Arena Prado-Acosta is a Board Member of SOL. Mr. Prado-Acosta is a citizen of the United States and resident in Miami, Florida.

The foregoing should not be construed in and of itself as an admission by SOL as to beneficial ownership of the Common Stock underlying the Convertible Note, which may change as a result of (i) any increase in the principal amount of the Convertible Note arising from capitalized interest; or (ii) any conversion of interest due and owing under the Convertible Note.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding or been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which neither it nor either of them was or is subject to a judgment, decree or final order enjoining future violations at, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

Item 3 is amended and supplemented as follows:

The securities of the Issuer purchased by each of the Reporting Persons were purchased with working capital. The total consideration for such purchases was $5,261,453.52.

Item 4. Purpose of Transaction

Item 4 is amended and supplemented as follows:

The Issuer executed an unsecured convertible note dated July 6, 2021 (the “Convertible Note”), whereby the Issuer agreed to pay SOL the principal sum of one million dollars ($1,000,000) plus accrued and unpaid interest. Pursuant to the terms of the Convertible Note, SOL may opt to convert principal and accrued and unpaid interest into shares of Common Stock at a conversion price of $2.50 per share. The maturity date of the Convertible Note is February 5, 2022.

Additionally, on August 5, 2021, the Issuer and SOL entered into a warrant agreement (the “Warrant Agreement”) granting SOL 400,000 warrant shares, which it may convert into up to 400,000 shares of Common Stock at an exercise price of $2.75 per share (the “Warrant Shares”).

The Issuer executed the Convertible Note and entered into the Warrant Agreement in exchange for payment to the Issuer by SOL of $1,000,000.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2021

SOL Global Investments Corp.

By:	/s/ Andrew DeFrancesco
Andrew DeFrancesco
Chief Executive Officer

SOL Verano Blocker 1 LLC

By:	/s/ Andrew DeFrancesco
Andrew DeFrancesco
Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).